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Exhibit 4.8

KPMG LLP Chartered Accountants
1200 205 - 5th Avenue SW Calgary AB T2P 4B9	Telephone (403) 691-8000 Telefax (403) 691-8008 www.kpmg.ca

Alberta Securities Commission

November 20, 2002

Dear Sirs/Mesdames

TransCanada PipeLines Limited (the "Company")

We refer to the short form prospectus of the above Company dated November 20, 2002 relating to the sale and issue of US $1,000,000,000 Common Shares, Preferred Shares or Debt Securities of the Company.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated February 25, 2002 to the shareholders of the Company on the following financial statements:

  •
  Consolidated balance sheets as at December 31, 2001 and 2002;

  •
  Consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2001.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authority to which it is addressed in discharging its responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada
November 20, 2002

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Exhibit 4.8